DR PEPPER SNAPPLE GROUP, INC.
5301 Legacy Drive
Plano, Texas 75024
April 23, 2010
John Reynolds
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Re:	Dr Pepper Snapple Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 001-33829
Dear Mr. Reynolds:
This letter sets forth the responses of Dr Pepper Snapple Group, Inc. (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 6, 2010 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth is our response below each comment.
References in the “Response:” sections below to “we”, “our”, or “us” refer to Dr Pepper Snapple Group, Inc. and its consolidated subsidiaries, unless the context requires otherwise.
General
1.	We note you calculated the aggregate market value of common equity held by non-affiliates to be $5,382,637,225 as of June 30, 2009, and that you did not indicate by check mark whether you have submitted electronically and posted on your corporate Website, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T. Please tell us whether you have filed such interactive data, and if not, explain to us why you have not provided the interactive data files pursuant to Rule 405 of Regulation S-T.

Response:

As more fully discussed in our public filings, we became a public company on May 7, 2008 with the spin-off by Cadbury plc of its beverages business in the United States, Canada, Mexico and the Caribbean. We became a “large accelerated filer” on December 31, 2009 under Rule 12b-2 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934.

Under Regulation S-K (Item 601(b)(101)(i)) an Interactive Data File is required to be submitted to the Commission and posted on the registrant’s corporate Web site in the manner provided by

Rule 405 of Regulation S-T by “a large accelerated filer that had an aggregate worldwide market value of the voting and non-voting common equity held by non-affiliates of more than $5 billion as of the last business day of the second fiscal quarter of its most recently completed fiscal year that prepares its financial statements in accordance with generally accepted accounting principles as used in the United States and the filing contains financial statements of the registrant for a fiscal period that ends on or after June 15, 2009”, except that an Interactive Data File is first required for a Form 10-Q.

Since we first became a large accelerated filer on December 31, 2009 and had market value in excess of $5 billion as of last day of our second quarter in calendar year 2009, under our reading of the above-noted rule, the first filing for which we would be required to file an Interactive Data File would be our Quarterly Report on Form 10-Q for the first quarter ended March 31, 2010 (“our next Form 10-Q”). As a result, we will file an Interactive Data File with our next Form 10-Q.

With respect to our decision to not indicate by check mark on the facing page of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (“our 2009 Form 10-K”) whether or not we had submitted the Interactive Data File electronically and posted it on our corporate website, we relied on Question 105.04 of the Compliance and Disclosure Interpretations posted by the Division of Corporation Finance, which provides that “[a] company should not start checking the cover page box relating to Interactive Data File compliance until it is required to submit those files”. In our view, at the time we filed our 2009 Form 10-K, we were not then required to comply with Rule 405 for the reasons noted above. We will check mark the facing page of our next Form 10-Q to indicate our compliance with the Interactive Data File rules.
Management’s Discussion and Analysis, page 23
Results of Operations, page 27
2.	We note that you received a $900 million upfront payment in 2010 for licensing certain brands to PepsiCo. Please describe the effect on your results of operations and cash flows of the prior arrangements with Pepsi Bottling Group and Pepsi Americas, and provide indicative value of the impact that those arrangements’ replacement with the recent arrangement with PepsiCo will have on your financial statements.

Response:

The following disclosures were made in our 2009 Form 10-K in the Management’s Discussion and Analysis section as it relates to our transaction with PepsiCo, Inc. (“PepsiCo”):
1.	On page 49, we disclosed that, under the agreements, we will receive a one-time nonrefundable cash payment of $900 million. The new agreement will have an initial period of twenty years with automatic twenty year renewal periods, and will require PepsiCo to meet certain performance terms and conditions. The payment will be recorded as deferred revenue, which will be recognized as net sales ratably over the estimated 25-year life of the customer relationship.

2.	On page 49, we disclosed that we agreed to license certain brands to PepsiCo upon PepsiCo’s acquisitions of The Pepsi Bottling Group, Inc. (“PBG”) and PepsiAmericas,

Inc. (“PAS”). Under the new licensing agreements, PepsiCo will distribute Dr Pepper, Crush and Schweppes in the U.S. territories where these brands are currently distributed by PBG and PAS. The same will apply for Dr Pepper, Crush, Schweppes, Vernors and Sussex in Canada; and Squirt and Canada Dry in Mexico.

3.	On page 49, we disclosed that in U.S. territories where we have a distribution footprint, we will begin distributing certain owned and licensed brands, including Sunkist soda, Squirt, Vernors, Canada Dry and Hawaiian Punch, that were previously distributed by PBG and PAS.

4.	On page 48, we disclosed that the receipt of the $900 million enabled us to payoff our remaining revolver balance of $405 million in February 2010 and note (7) to the contractual commitments and obligations table reflects the interest savings.
We believe that the above items appropriately highlight the key financial impacts of the new PepsiCo agreements on our 2010 financial statements. Specifically, Item 1 above signals that our results of operations, on a pre-tax basis, will increase $30 million in 2010 and $36 million for each full year thereafter as we record amortization of the deferred revenue. We will continue to sell all concentrates to PepsiCo used to manufacture the beverages distributed under these agreements at market prices consistent with the previous agreements with PBG and PAS as more fully described in Item 2. Any subsequent change in our future results of operations would be a function of volume changes within the territories licensed to PepsiCo or a price change applied to all customers purchasing concentrates. Item 3 above was not considered material in the aggregate.
The following key financial impacts of the new PepsiCo agreements will be reflected in our next Form 10-Q:
At March 31, 2010, our Consolidated Balance Sheet reflects the non-current deferred revenue as a separate line item and our Consolidated Cash Flow Statement reflects the amortization of deferred revenue and the one-time receipt of $900 million within the operating section.
As previously disclosed in the Current Reports on Form 8-K filed on February 25, 2010 and March 16, 2010, as a result of this transaction, we achieved our target capital structure and are now committed to returning excess cash to shareholders over time through share repurchases and periodic dividends.
We expect to pay the majority of the income tax associated with the transaction in 2011 and will account for the temporary difference over the 25-year life of the customer relationship. These taxes will also be appropriately reflected in our Consolidated Financial Statements and related footnotes at that time.
We believe that the existing disclosures in our 2009 Form 10-K, along with the anticipated 2010 disclosures, are sufficient to reflect the key factors of the PepsiCo transaction.

3.	We note that you will record the $900 million payment from PepsiCo as deferred revenue. Please provide us with your analysis under FASB ASC 470-10-25 in determining that the payment should be classified as deferred revenue rather than debt.

Response:

Under FASB ASC 470-10-25, if an entity receives cash from an investor and agrees to pay to the investor for a defined period a specified percentage or amount of the revenue or of a measure of income of a particular product line, business segment, trademark, patent, or contractual right, the presence of certain factors creates a rebuttable presumption that classification of the proceeds as debt is appropriate.

As disclosed in our 2009 Form 10-K, we agreed to license certain brands to PepsiCo upon PepsiCo’s acquisition of The Pepsi Bottling Group, Inc. and PepsiAmericas, Inc.. As part of the transaction and as noted above, we received a one-time nonrefundable cash payment of $900 million. We will continue to sell all concentrates to PepsiCo used to manufacture the beverages distributed under a license agreement. We are not required to make any payments to PepsiCo under any revenue or income-sharing models. We believe that this licensing transaction with PepsiCo represents a sale agreement under existing accounting pronouncements. We reconsidered the criteria (a) through (f) of FASB ASC 470-10-25-2 and, as a result, we believe this transaction falls outside the scope of FASB ASC 470-10-25 and should be classified as deferred revenue in accordance with FASB ASC 605-25-25-4.
Note 16. Stock-Based Compensation, page 104
Modifications of Share-Based Awards, page 107
4.	We note that you allowed for individual restricted stock unit awards (RSUs) to participate in dividends in the event of a dividend declaration. Please tell us how you considered FASB ASC 260-10-45-61 (FSP EITF 03-06-1) with regards to including the RSUs within the computation of calculating basic earnings per share.

Response:

Under FASB ASC 260-10-45-61 (FSP EITF 03-06-1, paragraph 6), unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method under the requirements of FASB ASC 260-10-45-60A.

The terms of our RSU agreements and/or the underlying benefit plans allow for dividend equivalents to be issued to RSU holders. Under the terms of these agreements and/or plans, unvested RSU awards contain forfeitable rights to dividends or dividend equivalents (whether paid or unpaid). As a result, these awards are defined as non-participating securities. We therefore believe that application of the two-class method under the requirements of FASB ASC 260-10-45-60A is not applicable. Additionally, in our next Form 10-Q and any subsequent future filings, we will expand our disclosure of these dividend equivalents to reflect their forfeitable characteristic.

Part IV
Item 15. Exhibits and Financial Statement Schedules
5.	We note that you failed to include the exhibits, schedules, or annexes to some of your filed exhibits. Please file a complete copy of Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3 with your next Exchange Act report.

Response:

With the filing of our next Form 10-Q, we will re-file Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3 to our 2009 Form 10-K, with such re-filed documents to include exhibits, schedules, and annexes.
In connection with the above, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
If you have any questions or comments regarding this letter, please contact Martin Ellen at 972-673-4685 or Wayne Lewis at 972-673-7376.

DR PEPPER SNAPPLE GROUP, INC.
By:	/s/ John O. Stewart
John O. Stewart,
Executive Vice President and Chief Financial Officer

cc:	Mr. Bryan McAllister
Mr. Ryan Milne
Mr. Damon Colbert
Ms. Pamela Howell